VIA EDGAR

December 14, 2018

United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4561
100 F Street, N.E.
Washington, D.C. 20549
Attention:   Edwin Kim

Re:                             Twilio Inc.
Acceleration Request for Registration Statement on Form S-4
File No. 333-228522

Dear Mr. Kim:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), Twilio Inc. (the “Company”) hereby respectfully requests that the effective date of the above-referenced registration statement, as amended by Amendment No. 1 (the “Registration Statement”), be accelerated to December 18, 2018, at 4:00 p.m., Eastern Time, or as soon as practicable thereafter.  In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act.

In connection with the foregoing, the Company hereby acknowledges the following:

•                  should the Commission or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Once the Registration Statement is declared effective, please orally inform the Company’s counsel, Goodwin Procter LLP, by calling Blake Liggio at (617) 570-1622 or Michael Patrone at (212) 459-7293.  We also respectfully request that a copy of the written order from the Securities and Exchange Commission verifying the effective time and date of the Registration Statement be sent to the Company’s counsel, Goodwin Procter LLP, by facsimile to (617) 649-1496.

Sincerely,

TWILIO INC.

/s/ Jeff Lawson
Jeff Lawson
President and Chief Executive Officer
Twilio Inc.